SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 27, 2003

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form S-8, as amended (File Nos. 333-12732 and 333-109572)

to the extent not superseded by documents or reports subsequently filed or submitted by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes  ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Enclosures: A press release dated October 22, 2003 announcing STMicroelectronics’ financial results for the third quarter and first nine months ended September 27, 2003.

STMicroelectronics Reports 2003 Third Quarter/Nine Month Results

•	Third Quarter Net Revenues Reached $1.8 billion; Gross Margin was 35.1%

•	Scope of Restructuring Plan is Defined; Related Pre-tax Charge of $193 million ($130 million After-tax) Incurred in Third Quarter

•	Solid Sequential Growth Expected for 2003 Fourth Quarter

GENEVA, Oct. 22 /PRNewswire-FirstCall/—STMicroelectronics (NYSE: STM)

STMicroelectronics (NYSE: STM) reported financial results for the third quarter and first nine months ended September 27, 2003.

Third Quarter 2003 Financial Results

Net revenues for the third quarter were $1,803.9 million, a 6.0% sequential increase over second quarter 2003 revenues of $1,702.2 million and 9.6% above the $1,645.2 million of last year’s third quarter. Revenues from differentiated products were $1,237.8 million, accounting for 68.6% of net revenues for the period. Analog ICs (including mixed signal ICs) represented 47.7% of 2003 third quarter net revenues.

Gross profit was $632.5 million, a 4.1% sequential increase from the prior quarter’s $607.3 million and 3.8% above the $609.1 million reported for the 2002 third quarter. Gross margin was 35.1%, compared to the 35.7% of the 2003 second quarter and 37.0% in the comparable year-ago period.

Pasquale Pistorio, President and Chief Executive Officer, commented, “We are pleased that third quarter net revenues were above the high end of our guidance, driven by double-digit sequential increases in Digital Consumer applications and Flash Memory products. Gross margin, at 35.1%, was in line with our expectations of ‘approximately 35%,’ reflecting the difficult pricing environment and the lower utilization rate which characterized the first half of the third quarter. Increased orders for shipment in the fourth quarter kept inventory levels constant with those of the prior quarter, while inventory turns increased as anticipated.”

In the 2003 third quarter, research and development expenses increased modestly to $302.8 million from the $297.9 million of the second quarter of 2003, but declined as a percentage of revenues to 16.8% from 17.5% in the 2003 second quarter. In the 2002 third quarter, R&D expenses were $258.0 million and represented 15.7% of net revenues.

Selling, general, and administrative expenses were $191.7 million for the 2003 third quarter, virtually flat with the $191.2 million of the prior quarter, declining to 10.6% of net revenues from 11.2% in the 2003 second quarter. In the similar period last year, SG&A expenses were $162.7 million, or 9.9% of net revenues.

In the third quarter, the Company incurred a pre-tax charge of $192.9 million ($129.5 million after-tax) related to its previously announced restructuring plan. Approximately 78% of this amount represented non-cash impairment charges primarily associated with 6” wafer production in certain of ST’s fabs in France, Italy, and the U.S.

Impairment, restructuring charges and other related closure costs resulted in an operating loss of $64.3 million for the third quarter. Before impairment, restructuring charges and other related closure costs, the Company posted third quarter operating income of $128.6 million. In the prior and year-ago quarters, operating income equaled $121.5 million and $184.8 million, respectively.

The Company’s net loss for the third quarter was $49.1 million, or a $0.06 loss per diluted share. Before impairment, restructuring charges and other related closure costs, and a non-operating pre-tax charge of $21.6 million related to Bond repurchases, third quarter net income was $101.4 million, or $0.11 per diluted share, compared to net income of $79.5 million, or $0.09 per diluted share, in the prior quarter (or $85.7 million, or $0.10 per diluted share, excluding non-operating charges related to Bond repurchases). In last year’s third quarter, net income was $131.2 million, or $0.15 per diluted share.

Commenting on third quarter performance, Mr. Pistorio noted, “While pricing pressure continued in the quarter, ST experienced solid sequential growth in Differentiated products, with Digital Consumer, Telecom, Computer Peripherals, and Industrial market segments all showing gains over the prior quarter. Revenues from Wireless, primarily comprised of Differentiated and Memory products, were approximately $430 million for the quarter. On the cost side, R&D and SG&A in the aggregate represented 27.4% of net revenues in the third quarter, compared to 28.7% in the prior quarter. Interest expense, net declined $4.7 million on a sequential basis, primarily as a consequence of our Bond repurchases.”

Balance Sheet Highlights

At September 27, 2003, ST had cash and cash equivalents and marketable securities of $2.73 billion and total debt of $3.14 billion. Shareholders’ equity was $7.46 billion. The net debt to shareholders’ equity ratio was 0.05.

Net cash from operating activities in the third quarter was $365.9 million and reached $1,141.9 million for the first nine months of 2003. Capital expenditures were $261.2 million in the 2003 third quarter, compared to $298.1 million in the second quarter of 2003, and $298.5 million in the year-ago third quarter. For the first nine months of 2003, capital expenditures totaled $815.0 million.

Free cash flow was $100.4 million for the 2003 third quarter, and, for the first nine months, free cash flow, before acquisitions of $135.0 million, was $289.8 million.

Mr. Pistorio said, “In the third quarter, ST took advantage of favorable market conditions to reduce interest expense and extend the maturity of certain long-term debt. The Company raised gross proceeds of $1.4 billion through a Zero Coupon Convertible Bond Offering due 2013, with a negative yield of 0.5%. A large portion of the proceeds was used to repurchase additional existing Convertible Bonds due 2010 and yielding 3.75%. As a result of these transactions, we expect to benefit from interest expense savings of $15 million for full year 2003 and approximately $34 million in 2004.

“Maintaining liquidity remains a priority,” Mr. Pistorio continued, “and we believe our strong cash position and low debt-to-equity ratio provide us with important financial flexibility.”

Restructuring Plan

Developed to safeguard and increase cost competitiveness and enhance capacity, ST’s restructuring plan, which is implemented pursuant to local and regional initiatives, calls for the migration of approximately 60% of the Company’s European and U.S. 6” wafer production either to finer geometry 8” wafer fabs or to ST’s 6” wafer fab in Singapore. To effect this restructuring, the Company has announced plans to discontinue production at its 6” wafer fab in Rennes, France, in March 2004, to close as soon as operationally feasible its 6” wafer pilot line in Castelletto, Italy, and to downsize by approximately one-half its 6” wafer fab in Carrollton, Texas. Furthermore, ST’s 6” wafer fab production in Agrate, Italy and Rousset, France will be gradually phased out, in favor of 8” wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity.

The restructuring plan and related manufacturing initiatives are expected to be substantially completed over the next 18 months and result in a total pre-tax charge of approximately $350 million ($240 million after-tax), of which an estimated 50% will represent non-cash items. Of the total charge, $193 million ($130 million after-tax) was incurred in the 2003 third quarter. The approximately $157 million in pre-tax charges ($110 million after-tax) that were not incurred in the 2003 third quarter will be taken, as incurred, in conjunction with the plan’s evolution.

ST estimates that annualized after-tax cost savings at the completion of the plan will be approximately $120 million.

Additional Third Quarter 2003 Financial and Operating Data

The following tables and commentary provide a breakdown of revenues and operating income by product group and segment revenues by product category, targeted market, and geographical region.

Third Quarter 2003 Net Revenues and Operating Income By Product Group:

Group	Revenue	% of Net Revenue	Operating Income/Loss
	(Million US$)		(Million US$)
Telecommunications, Peripherals and Automotive (TPA)	$797.1	44.2%	$122.0
Discrete and Standard ICs (DSG)	302.4	16.8%	42.8
Memory Products (MPG)	351.1	19.5%	(7.5)
Consumer and Microcontroller (CMG)	337.7	18.7%	29.0
Other(1)(2)	15.6	0.8%	(250.6)
Total	$1,803.9	100%	$(64.3)

(1)	Net revenues of “Other” include revenues from sales of Subsystems and other revenues.
(2)	Operating income of “Other” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses and other costs that are not allocated to the product groups, as well as operating earnings of the Subsystems and Other Products Group.

All major product groups recorded sequential revenue growth. MPG and CMG were the major growth contributors posting sequential revenue increases of 22.5% and 8.1%, respectively. TPA and DSG revenues were up 1.6% and 1.0% respectively, over the prior quarter. Significant sequential operating income growth was recorded by DSG & CMG, and MPG succeeded in narrowing its operating loss.

Q3 2003 Revenue Breakdown by Product Category

	Revenue	% of Net Revenue
	(Million US$)
Differentiated Products	$1,237.8	68.6%
Standard & Commodities	85.3	4.7%
Micro & Memories	250.6	13.9%
Discretes	230.2	12.8%

With the exception of Standard and Commodities which accounted for only 4.7% of third-quarter revenues, all product families had solid sequential revenue increases over the prior quarter. Micro and Memories was up 21.4%; Differentiated products up 5.0%; and Discretes up 4.0%.

Q3 2003 Revenue Breakdown By Market Segment

The following table estimates, within a variance of 5% - 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the third quarter of 2003.

Market Segment	% of Net Revenue
Automotive	13%
Consumer	20%
Computer	18%
Industrial & Other	16%
Telecom	33%

ST’s target market segments remained balanced in the third quarter. Consumer posted over 11% sequential revenue growth; Telecom was up 7% approximately; Computer was up about 5%; and Industrial and Other, which includes Smartcards, was up about 5%. Automotive posted a modest, less than 1%, sequential revenue decline.

Q3 2003 Geographic Revenue Breakdown

	By Customers’ Region of Origin			By Location of Order Shipment
	Revenue	% of Net Revenue		Revenue	% of Net Revenue
	(Million US$)			(Millions US$)
Europe	$819.4	45.4%	Europe	$495.4	27.5%
North America	491.7	27.3%	North America	234.4	13.0%
Asia/Pac	301.3	16.7%	Asia/Pac	820.0	45.4%
Japan	122.1	6.8%	Japan	84.8	4.7%
Emerging Markets	69.4	3.8%	Emerging Markets	169.3	9.4%

Nine Month 2003 Results

Net revenues for the nine months ended September 27, 2003 were $5,124.5 million, up 13.1% from the $4,531.5 million reported in the 2002 nine-month period. Gross profit was $1,806.1 million, or 35.2% of net revenues. Operating income was $180.8 million. Excluding impairment, restructuring charges and other related closure costs, operating income was $373.7 million.

Net income was $109.4 million, or $0.12 per diluted share. Before impairment, restructuring charges and other related closure costs, and a non-operating pre-tax charge of $36.4 million related to Bond repurchases, net income was $274.2, or $0.29 per diluted share.

Research and development expenses were $883.6 million, or 17.2% of net revenues compared to $739.9 million in the 2002 nine-months, or 16.3% of net revenues. Selling, general, and administrative expenses were $557.1 million, or 10.9% of net revenues compared to $464.1 million, or 10.2% of net revenues in the 2002 period.

Outlook

Looking ahead, Mr. Pistorio commented, “Currently available industry data indicates that ST’s year-over-year growth rate of 13.1% for the first nine months of 2003 was in-line with, or slightly above, that of the markets we serve, showing that we are maintaining our leadership position in key targeted applications. Year-to-date industry growth, however, has been primarily driven by unit demand, rather than the pricing leverage needed to raise profitability levels.”

“ST’s backlog and order rates for the 2003 fourth quarter show solid sequential growth in end market demand,” Mr. Pistorio said. “Thus, we currently expect ST’s fourth quarter revenues to increase by 6% to 12% on a sequential basis, representing a 7% to 13% improvement over last year’s fourth quarter. On a constant currency basis, gross margin should be within the previously-announced 36% to 37% range, after the effect of the recent black-out in Italy, which penalizes our fourth quarter gross margin by about 50 basis points.”

“On a longer term basis,” Mr. Pistorio noted, “we believe that ST is very well positioned to benefit from the industry’s projected growth rate for 2004 which is expected to approximate 18%, and to be driven by further increases in silicon pervasion, higher levels of corporate spending worldwide and an improved balance in the industry between capacity and demand. Building upon the Company’s full year 2003 capital expenditures of approximately $1.2 billion, ST’s 2004 capex will increase by about 33% to an estimated $1.6 billion, of which over 50% will be allocated to strategic R&D programs and leading-edge technologies.”

Recent Developments

•	ST mourns the passing of Jean-Pierre Noblanc on September 19. Mr. Noblanc was the Vice Chairman of the Supervisory Board of STMicroelectronics N.V. and a valued member of the Board since 1994. Mr. Noblanc was also Chairman of ST’s Supervisory Board from April 1994 to June 1996 and from May 1999 to March 2002. Throughout his years of association with the Company, he contributed to its development with his guidance, leadership, and with his broad knowledge of the various aspects of the semiconductor industry. The Supervisory Board will propose his replacement for acceptance by shareholders, in accordance with Dutch law.

•	On July 29, 2003, ST announced that it had completed an offering of Senior Zero Coupon Convertible Bonds due 2013 in the international capital markets. The gross proceeds including the exercise in full of the option granted to the Managers of the Offering was $1.4 billion.

•	In the third quarter, ST repurchased 43.8% of the amount originally issued of its Zero Coupon Senior Convertible Bonds due 2010. Year-to-date, the Company has repurchased 73.77% of the amount originally issued of the 2010 Bond.

Products, Technology and Design Wins

•	ST demonstrated working silicon parts for the Nomadik multimedia application processor, a chip that enables portable terminals such as mobile phones and PDAs to play video and music, take pictures, record video, and host two-way video communication in real time. The chip runs the Symbian operating system and simultaneously decodes both VGA-size MPEG4 video at 30 frames/sec and MP3 Audio.

•	The Mobile Industry Processor Interface (MIPI) Alliance was announced by founding members ARM, Nokia, ST, and Texas Instruments. By establishing consistency in application-processor interfaces, the alliance expects to ease implementation and design of hardware and software, which will promote reuse and compatibility in mobile devices and accelerate time to market.

•	ST also started volume shipments of new LCD driver chips to a leading maker of mobile phones. This new business complements ST’s broad range of components for cellular phone applications.

•	The ‘Stradivarius’ all-in-one Voice-over-Internet Protocol (VoIP) platform gained several design wins in Q3. This chip implements the latest features requested for advanced voice processing over Ethernet and can be combined with ST’s DSL gateway products to provide voice-enabled home broadband gateways.

•	Several major customers awarded design wins to ST for a two-chip DSL customer premises equipment (CPE) platform that combines DSL and networking functions.

•	Total shipments of ST’s chipset for XM Satellite Radio receivers passed the two million mark. The Company also delivered to XM working samples of a new one-chip solution that integrates the functions currently performed by two chips. ST is the sole supplier of the XM receiver chips.

•	A market leader in data storage selected an ST SoC for its next-generation desktop drives. This SoC includes a rich variety of ST developed IP, including our read/write channel, Serial ATA controller, and Super10 microcomputer core, complementing the Company’s leading position in components for desktop and server applications. ST also started to supply a kit consisting of a SoC disk controller plus a motion control power combo chip to a leading maker of drives for mobile applications.

•	ST is consolidating its success in the printer market with two important design wins for Multifunction Printers (MFPs). Thanks to these products in 130nm technology, which contain ST’s image processing IP, ST will be the reference SoC vendor for an important printer supplier from 2005 onwards.

•	SANYO and ST announced the joint development of leading-edge digital TV technology for deployment in SANYO’s newest range of integrated digital TV (iDTV) products. The iDTV sets from SANYO, together with ST’s advanced digital TV development platform, were demonstrated during IFA2003.

•	Working samples of 512Mbit NAND flash memories were produced, in line with ST’s program to become a major supplier to this fast-growing market.

•	ST demonstrated to customers a new DVD recorder technology capable of MPEG2 and MPEG4 encoding.

•	In the set-top box arena, where ST is the acknowledged world leader in supplying silicon chips, during the third quarter the Company shipped more than six million chipsets, including front-end demodulator and back-end decoder devices, for the satellite free-to-air market in Europe and Asia.

•	During the quarter, ST shipped one million units of high-end digital still camera processor products for multi-megapixel cameras.

•	ST announced that CSOB Bank in the Czech Republic and Kredyt Bank Poland have received VISA certification for the personalization of their Proton Prisma cards and will begin a mass roll-out of these cards in the next few weeks.

•	An agreement was signed with Alien Technology Corporation to collaborate on the development and manufacturing of integrated circuits for ultra-low cost radio frequency identification (RFID) tags.

•	The Company reported substantial progress by one of its advanced R&D teams in developing tiny fuel cells, small enough to fit inside a mobile handset. The cell under development could generate all the electrical energy needed to power a mobile phone, laptop, or other portable terminals, from inexpensive and readily available organic fuels.

•	ST disclosed further significant advances in the field of light-emitting silicon technology, where it is already the world leader. Among other applications, the enhanced technology will allow ST to enter the market for single-chip integrated optocouplers in the near future.

All statements included in this release and in the related conference call, other than statements which constitute historical facts are forward looking statements which are based on Management’s current expectations, views, beliefs and assumptions as of the date of this release.

Such statements, which inter alia describe the Company’s business strategy, relationships, outlook, plans, intentions or goals, are subject to various risks and uncertainties, which may cause actual results and performance of the Company’s business to differ materially and adversely from the forward-looking statements.

Factors which may cause actual results or performance to differ materially from the expectations of the Company or its Management include:

•	the demand for semiconductor products in the key application markets served by the Company’s products;

•	the state of the world and regional economies, as well as the levels of corporate spending worldwide;

•	fluctuations in the exchange rates between the US Dollar and the Euro, and the US Dollar and the currencies of the other major countries in which the Company operates;

•	the intensively competitive and cyclical nature of the semiconductor industry, and the ability of the Company to compete in products and prices in such an environment;

•	the timely implementation by the Company of new manufacturing technologies and the necessary installation of required productive equipment, as well as the continued existence of excess manufacturing capacity for products competing with the products manufactured by the Company;

•	the ability of the Company to develop, manufacture and market innovative products in a rapidly changing technological environment;

•	international events which affect the economic, social, political and health conditions in the countries in which the Company and its key customers operate;

•	order cancellations or postponements from key customers; and

•	the anticipated benefits of Research & Development alliances and cooperative activities.

A more detailed discussion of these factors and the other “Risk Factors”, which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F for the year ended December 31, 2002, which was filed with the SEC on March 14, 2003.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on October 23, 2003 at 9 a.m. U.S. Eastern Time / 3 p.m. CET, to discuss third quarter 2003 financial and operating performance.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the calls, in order to register, download and install any necessary audio software. The webcast will be available through October 31, 2003.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company’s net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S. dollars, except per share data ($))

	(Unaudited) Three Months Ended
	As Reported September 27, 2003	As Reported September 28, 2002
Net sales	1,802.9	1,632.9
Other revenues	1.0	12.3
Net revenues	1,803.9	1,645.2
Cost of sales	(1,171.4)	(1,036.1)
Gross profit	632.5	609.1
Selling, general and administrative	(191.7)	(162.7)
Research and development	(302.8)	(258.0)
Other income and expenses, net	(9.4)	8.0
Impairment, restructuring charges and other related closure costs	(192.9)	(11.6)
Total Operating Expenses	(696.8)	(424.3)
Operating income (loss)	(64.3)	184.8
Interest expense, net	(11.4)	(20.3)
Equity in loss of joint venture	0.0	(3.8)
Loss on extinguishment of convertible debt	(21.6)	0.0
Income (loss) before income taxes and minority interests	(97.3)	160.7
Income tax expense	49.1	(29.0)
Income (loss) before minority interests	(48.2)	131.7
Minority interests	(0.9)	(0.5)
Net income (loss)	(49.1)	131.2
Earnings per share (basic)	(0.06)	0.15
Earnings per share (diluted)	(0.06)	0.15
Number of weighted average shares used in calculating diluted earnings per share	888.3	890.3

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S. dollars, except per share data ($))

	(Unaudited) Nine Months Ended
	As Reported September 27, 2003	As Reported September 28, 2002
Net sales	5,122.1	4,499.0
Other revenues	2.4	32.5
Net revenues	5,124.5	4,531.5
Cost of sales	(3,318.4)	(2,894.6)
Gross profit	1,806.1	1,636.9
Selling, general and administrative	(557.1)	(464.1)
Research and development	(883.6)	(739.9)
Other income and expenses, net	8.3	(11.4)
Impairment, restructuring charges and other related closure costs	(192.9)	(29.6)
Total Operating Expenses	(1,625.3)	(1,245.0)
Operating income	180.8	391.9
Interest expense, net	(44.9)	(51.5)
Equity in loss of joint venture	(1.3)	(11.0)
Loss on extinguishment of convertible debt	(36.4)	0.0
Income before income taxes and minority interests	98.2	329.4
Income tax expense	13.9	(57.9)
Income before minority interests	112.1	271.5
Minority interests	(2.7)	(2.7)
Net income	109.4	268.8
Earnings per share (basic)	0.12	0.30
Earnings per share (diluted)	0.12	0.30
Number of weighted average shares used in calculating diluted earnings per share	934.9	893.9

STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars, except per share data ($))

	As at
	September 27, 2003	June 28, 2003	December 31, 2002
	(Unaudited)	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	1,628.0	887.0	2,561.8
Marketable securities	1,103.0	1,102.4	2.0
Trade accounts receivable	1,306.3	1,193.7	1,094.9
Inventories	1,114.2	1,106.9	930.5
Deferred tax assets	97.5	43.7	35.4
Other receivables and assets	649.6	592.9	566.2
Total current assets	5,898.6	4,926.6	5,190.8
Goodwill	228.0	236.9	158.9
Other intangible assets, net	317.0	339.3	311.6
Property, plant and equipment, net	6,126.3	6,364.1	6,219.6
Long-term deferred tax assets	33.8	32.6	28.4
Investments and other non-current assets	95.7	84.9	94.6
	6,800.8	7,057.8	6,813.1
Total assets	12,699.4	11,984.4	12,003.9
Liabilities and Shareholders’ Equity
Current liabilities:
Bank overdrafts	4.5	4.5	18.5
Current portion of long-term debt	133.2	176.5	146.0
Trade accounts payable	1,003.0	987.7	912.4
Other payables and accrued liabilities	568.1	517.8	605.5
Deferred tax liabilities	2.0	0.8	6.2
Accrued income tax	142.4	158.5	184.1
Total current liabilities	1,853.2	1,845.8	1,872.7
Long-term debt	3,001.4	2,287.8	2,796.9
Reserves for pension and termination indemnities	212.3	205.6	173.5
Long-term deferred tax liabilities	89.8	89.4	86.4
Other non-current liabilities	40.2	35.1	38.7
	3,343.7	2,617.9	3,095.5
Total liabilities	5,196.9	4,463.7	4,968.2
Commitment and Contingencies
Minority interests	44.6	43.7	41.8
Common Stock	1,145.6	1,144.6	1,144.3
Capital surplus	1,878.4	1,866.1	1,863.5
Accumulated result	4,630.8	4,679.9	4,592.4
Accumulated other comprehensive (loss) income	151.4	134.7	(258.0)
Treasury stock	(348.3)	(348.3)	(348.3)
Shareholders’ equity	7,457.9	7,477.0	6,993.9
Total liabilities and shareholders’ equity	12,699.4	11,984.4	12,003.9

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 27, 2003	September 28, 2002
	(Unaudited)	(Unaudited)
	(In millions of U.S. dollars)
Cash flows from operating activities:
Net income	109.4	268.8
Add (deduct) non-cash items:
Depreciation and amortization	1,176.6	1,013.6
Amortization of discount on convertible debt	55.8	65.2
Loss on extinguishment of convertible debt	36.4	0.0
Gain on the sale of marketable securities	0.0	(1.4)
Other non-cash items	21.1	34.2
Minority interest in net income of subsidiaries	2.7	2.7
Deferred income tax	(67.7)	3.9
Equity in loss of joint venture	1.3	11.0
Impairment, restructuring charges and other related closure costs	192.9	7.0
Changes in assets and liabilities:
Trade receivables	(179.9)	(74.3)
Inventories	(120.3)	(64.9)
Trade payables	78.8	(44.7)
Other assets and liabilities, net	(165.2)	(67.1)
Net cash from operating activities	1,141.9	1,154.0
Cash flows from investing activities:
Payment for purchases of tangible assets	(815.0)	(770.7)
Payment for purchase of marketable securities	(1,101.0)	(1,200.0)
Proceeds from the sale of marketable securities	0.0	1.4
Investment in intangible and financial assets	(37.1)	(34.3)
Payment for acquisitions, net of cash received	(135.0)	(308.8)
Net cash used in investing activities	(2,088.1)	(2,312.4)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,386.3	68.1
Repayment of long-term debt	(1,310.7)	(134.7)
Decrease in short-term facilities	(14.3)	(17.1)
Capital increase	16.2	11.9
Payments to acquire treasury stock	0.0	(115.0)
Dividends paid	(71.0)	(35.6)
Other financing activities	0.0	(0.7)
Net cash from (used in) financing activities	6.5	(223.1)
Effect of changes in exchange rates	5.9	9.3
Net cash decrease	(933.8)	(1,372.2)
Cash and cash equivalents at beginning of the period	2,561.8	2,438.8
Cash and cash equivalents at end of the period	1,628.0	1,066.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

By:	/s/ PASQUALE PISTORIO
Name:	Pasquale Pistorio
Title:	President and Chief Executive Officer

Date: October 27, 2003